

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Ross Berman
Chief Executive Officer
HumanCo Acquisition Corp.
P.O. Box 90608
Austin, TX 78709

> **Re: HumanCo Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 23, 2020**
> **CIK No. 0001829042**

Dear Mr. Berman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed October 23, 2020

The Offering
Limited payments to insiders, page 34

1. We note you disclose here that other than "any additional compensation that the board of directors may approve in the future in connection with [Mr. Berman's and Mrs. Zipper's] arrangements with the company, there will be no finder's fees, reimbursement, consulting fee, non-cash payments, monies in respect of any payment of a loan or other compensation paid by us to our sponsor, officers or directors, or any affiliate of our sponsor, officers or directors prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination." We further note you disclose on page 95 that Mr. Berman and Mrs. Zipper will be allowed to receive any

compensation, finder's fees or consulting fees from a prospective business combination target in connection with a contemplated initial business combination. However, you disclose on page 129 that "[n]o finder's fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to our sponsor, officers or directors, or any affiliate of our sponsor, officers or directors, for services rendered to us prior to, or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is)." Please revise to reconcile this inconsistency and clarify your compensation policies, including whether the board has any current or future plans to issue any compensation to Mr. Berman and Mrs. Zipper, prior to, or in connection with, the initial business combination.

<u>Management, page 114</u>

2.   Please disclose the business experience during the past five years of each director and executive officer, or director or executive officer nominee. For example, please disclose the time period Executive Co-Chairman Jason Karp and CEO and director Ross Berman have been the Co-founder and CEO of HumanCo and Co-founder and president of HumanCo, respectively.

You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Karina Dorin at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Paul D. Tropp